Exhibit (a)(5)(A)

        [LETTERHEAD OF ASTEX PHARMACEUTICALS, INC.]

September 13, 2013

Dear Stockholder:

        On behalf of the board of directors of Astex Pharmaceuticals, Inc., I am pleased to inform you that on September 5, 2013, Astex agreed to be acquired by Otsuka Pharmaceutical Co., Ltd., pursuant to the terms of an Agreement and Plan of Merger by and among Astex, Otsuka and Autumn Acquisition Corporation, a wholly owned subsidiary of Otsuka. Autumn Acquisition Corporation has today commenced a tender offer to purchase all outstanding shares of common stock of Astex at a price of $8.50 per share, net to the seller in cash, without interest and less applicable withholding taxes.

        After successful completion of the tender offer, Autumn Acquisition Corporation will be merged with Astex, and any Astex common stock not purchased in the tender offer will be converted into the right to receive an amount equal to $8.50 per share in cash, without interest and less applicable withholding taxes, pursuant to the merger. Unless subsequently extended, the tender offer is scheduled to expire at 12:00 Midnight, New York City time, on October 10, 2013. As more fully set forth in the merger agreement, the tender offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn a number of shares of Astex common stock that, together with the shares then owned by Otsuka or Autumn Acquisition Corporation, if any, represents at least a majority of all then-outstanding shares of Astex common stock.

        After careful review, at a meeting held on September 4, 2013, the board of directors unanimously: (i) determined that the merger agreement, the tender offer, the merger and the other transactions contemplated by the merger agreement, are advisable and in the best interests of Astex and Astex's stockholders; (ii) approved and declared advisable the merger agreement, the tender offer, the merger and the other transactions contemplated by the merger agreement; and (iii) resolved to recommend that Astex's stockholders accept the tender offer and tender their shares to Autumn Acquisition Corporation pursuant to the tender offer.

        Accordingly, and for the other reasons described in more detail in the enclosed copy of Astex's solicitation/recommendation statement, the board of directors unanimously recommends that Astex's stockholders accept the tender offer and tender their shares pursuant to the tender offer.

        The solicitation/recommendation statement contains additional information relating to the tender offer and the merger, including a description of the reasons for the board of directors' recommendations described above. Also enclosed are Autumn Acquisition Corporation's Offer to Purchase, dated October 10, 2013, a Letter of Transmittal for use in tendering your shares and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before tendering your shares.

        On behalf of the board of directors, we thank you for your support.

Sincerely,
/s/ JAMES S.J. MANUSO
James S.J. Manuso, Ph.D.
Chairman and Chief Executive Officer